[PACIFIC ENERGY LOGO]

May 10, 2006

Ms. April Sifford
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re:
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-31345

Dear Ms. Sifford:

        We are responding to your letter dated April 26, 2006 commenting on certain matters in our 2005 Form 10-K. For ease of reference, I have repeated your comments in italics below, and followed each comment with our response. Pacific Energy Partners, L.P. is referred to herein as the "Company". For items indicating a change in presentation, we have attached schedules both clean and blacklined indicating the change.

10-K for the Fiscal Year Ended December 31, 2005

Management Discussion and Analysis of Financial Condition and Results of Operations

Statement of Income—Discussion and Analysis, page 78

1.
Your table of expenses appears to be a non-GAAP measure as it excludes the expenses for the vesting of restricted units under a compensation plan, Line 63 oil release costs, and transaction costs. Please either revise this table to include such expenses so it will agree to the amounts presented in your financial statements or revise your discussion to present all the disclosures for non-GAAP measures required by Regulation S-K Item 10(e)

  Company Response:

        The Company includes the table of expenses in its analysis of operations to help its readers with year to year comparisons. Accelerated long-term incentive compensation expense, Line 63 oil release costs and transaction costs were excluded from the table as those items were discussed in an earlier paragraph. However, the Company agrees to supplement the table to include the excluded items. See Schedule 1 attached for the revised presentation.

Financial Statements

Consolidated Statements of Income, page F-4

2.
You have reported the expense for the vesting of restricted units under a compensation plan as a separate expense line item. Under the guidance of Staff Accounting Bulletin 107-F, the expense related to share based payments should be reported in the same line or lines as cash compensation paid to the same employees, although parenthetical disclosure is acceptable. Revise your presentation accordingly.

  Company Response:

        Accelerated long-term incentive compensation expense was included as a separate line item in the income statements because of the nature of the costs. The costs were caused by a change in the Company's ownership and were required to be included in the Company's financial statements. As such, the Company included the costs as a separate line item in the financial statements. Nonetheless, the Company agrees to supplement the presentation to include a parenthetical disclosure in the Consolidated Statements of Income. See Schedule 2 for the revised disclosure.

3.
You have reported income from equity investments as a component of operating income. Revise your presentation to report this item as a component of non-operating income or tell us why you believe your current presentation is more appropriate.

  Company Response:

        Using the guidance under Regulation S-X, rule 5-03, the Company chose to present equity in earnings of Frontier in the operating section of the income statement because of the similarities between Frontier's operations and the Company's operations. Frontier's pipeline operations are geographically and operationally aligned to the Company's pipeline operations and facilitate the transportation of crude oil between different segments of the Company's pipelines. As such, the Company believes that it is appropriate to include its allocable portion of income from Frontier in its operating income.

Notes to Consolidated Statements of Income

Note 2—Summary of Significant Accounting Policies, page F-10

4.
You have disclosed the total percentage of revenue from all major customers in each of your business segments. Tell us whether revenues from any single customer amounted to 10% or more of your consolidated revenues. If you have such customers, revise your disclosures to report this information in accordance with Statement of Financial Accounting Standard 131, paragraph 39.

  Company Response:

        The Company agrees to supplement its disclosure to include this information. See Schedule 3 attached for the revised disclosure.

        The Company acknowledges:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Based on the nature of the comments provided by the SEC and our response above, the Company respectfully requests to incorporate these changes prospectively in future filings, in lieu of amending our 2005 Form 10-K, and seeks SEC staff concurrence with that approach.

        We welcome any comments or questions you may have about our response. Please contact Alan Baden of Vinson & Elkins L.L.P. at 212-237-0001 or me at 562-728-2890.

Sincerely,

/s/  GERALD A. TYWONIUK

Gerald A. Tywoniuk,
Senior Vice President and Chief Financial Officer
Pacific Energy Partners, L.P.

cc:
Mr. Gary Newberry,
United States Securities and Exchange Commission

Irvin Toole, Jr.
President and Chief Executive Officer
Pacific Energy Partners, L.P.

Alan Baden
Vinson & Elkins L.L.P.

Greg Geyer
KPMG LLP